[Regency Letterhead]
May 14, 2007
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Regency Energy Partners LP
Form S-4 Registration Statement
File No. 333-141764
Ladies and Gentlemen:
     This letter accompanies Amendment No. 1 to the Registration Statement on Form S-4 of Regency Energy Partners LP (“Regency”) respecting the exchange offer of up to $500,000,000 aggregate principal amount of their 8 3/8% Senior Notes due 2013 (the “Senior Notes”), which were originally issued on December 12, 2006 in a Rule 144A transaction.
     The purpose of this letter is to confirm supplementally to the Staff that Regency is registering the Senior Notes to be issued in such exchange offer in reliance on the Exxon Capital Holdings Corporation letter (available April 13, 1989), the Morgan Stanley & Co. Incorporated letter (available June 5, 1991), and the Shearman & Sterling letter (available July 2, 1993). Regency hereby represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Senior Notes to be issued in the exchange offer and, to the best of its knowledge and belief, each person (including any broker-dealer) participating in the exchange offer will acquire such Senior Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Senior Notes to be received in the exchange offer.
     If any additional supplemental information is required by the Staff, please contact Regency’s counsel, Dan Fleckman, whose telephone number and mailing address are shown on the facing sheet of the S-4 Registration Statement.

Very truly yours, REGENCY ENERGY PARTNERS LP By: Regency GP LP, its general partner By: Regency GP LLC, its general partner
By:	/s/ William E. Joor III
William E. Joor III
Executive Vice President, Chief Legal and Administrative Officer and Secretary